COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994


05008525

13 May 2005

SUPPL



United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY


FINANCIAL

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

13 May 2005

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL'S AGM

Coca-Cola Amatil Limited today confirms its intentions with respect to resolution 7 at its coming Annual General Meeting which deals with Mr Davis' proposed participation in the CCA Long Term Incentive Share Plan.

As indicated in the Notice of Annual General Meeting the Plan includes a number of hurdles one of which makes participation in the Plan by all applicable executives, including Mr Davis, subject to measurement of the Company's average growth in net operating profit after tax (NOPAT) over a three year period.

In determining whether this hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company involving movements resulting from the issue of new shares for acquisitions made by the Company and capital reconstructions such as buybacks etc.

Consistent with this, the shares issued with respect to the recent SPC Ardmona acquisition will give rise to a commensurate adjustment in the calculation of the applicable NOPAT hurdle under the Plan.

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY

For further information, please contact:

Peter Steel +61 2 9259 6553
Alec Wagstaff +61 2 9259 6571

